ProShares Trust
7272 Wisconsin Avenue, 21st Floor
Bethesda, Maryland 20814
December 27, 2024
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:
ProShares Trust (File Nos. 333-89822; 811-21114)
Ladies and Gentlemen:
Transmitted herewith for filing on behalf of ProShares Trust (the “Trust”) pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 319 under the Securities Act and Amendment No. 328 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The purpose of this filing is to register shares of three new series of the Trust, ProShares S&P 500 Bitcoin ETF, ProShares Nasdaq-100 Bitcoin ETF, and ProShares Gold Bitcoin ETF
Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6400.
Sincerely,
/s/Kristen Freeman
Kristen Freeman
Senior Director, Counsel - ProShare Advisors LLC
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